UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                AUTHORISZOR INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    052673100
                                 (CUSIP Number)

                                  May 18, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [x]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052673100          Schedule 13G                     Page 2 of 5 Pages



--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Roy G. Williams

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [  ]

                                                           (b)   [  ]

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United Kingdom

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                   5    SOLE VOTING POWER

    NUMBER OF                    463,000
                   -------------------------------------------------------------
      SHARES       6    SHARED VOTING POWER

   BENEFICIALLY                  1,959,842 (1)
                   -------------------------------------------------------------
     OWNED BY      7    SOLE DISPOSITIVE POWER

       EACH                       463,000
                   -------------------------------------------------------------
    REPORTING      8    SHARED DISPOSITIVE POWER

   PERSON WITH                    1,959,842 (1)
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           463,000

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  [  ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  2.6%

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12       TYPE OF REPORTING PERSON*

                  IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 052673100          Schedule 13G                     Page 3 of 5 Pages




Item 1.

         (a)      Name of Issuer:
                  --------------

                  Authoriszor Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  One Van de Graaff Drive
                  Suite 502
                  Burlington, Massachusetts 01803-5188

Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Roy G. Williams

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  Birkett House
                  27 Albermarle Street
                  London W1X 4LQ
                  England

         (c)      Citizenship:
                  -----------

                  United Kingdom

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $0.01 par value

         (e)      CUSIP No.:
                  ---------

                  052673100

Item 3.   If  this   statement  is  filed   pursuant   toss.ss.240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.

CUSIP No. 052673100          Schedule 13G                     Page 4 of 5 Pages


Item 4.   Ownership

         (a)      Amount Beneficially Owned:
                  -------------------------

                  463,000 (1)

         (b)      Percent of Class:
                  ----------------

                  2.6%

         (c)      Number of shares as to which the person has:
                  -------------------------------------------

                    (i)       sole power to vote or to direct the vote:

                                    463,000

                    (ii)      shared power to vote or to direct the vote:

                                    1,959,842 (1)

                    (iii) sole power to dispose or to direct the disposition of:

                                    463,000

                    (iv)      shared   power  to   dispose   or  to  direct  the
                              disposition of:

                                    1,959,842 (1)


-------------------------------
(1) Includes 655,334 shares of common stock held by Zalcany Limited, a company organized under the laws of the UK of which Roy Williams owns 50% of the issued share capital and is one of two directors; 290,000 shares of Common Stock of the Company held by Mustardseed Estates Ltd., a company organized under the laws of the UK of which Roy Williams retains 99.9% voting control; and 67,500 shares of Common Stock of the Company held by Cardinal Williams Pension Fund, a UK pension fund of which Roy Williams is one of two trustees and the sole beneficiary. Includes 484,008 shares held by an Isle of Man trust in which Roy Williams is included in a class of potential beneficiaries. Mr. Williams disclaims beneficial ownership of the shares owned by this trust.


Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable.


Item 8.   Identification and Classification of Members of the Group

                  Not Applicable.


Item 9.   Notice of Dissolution of Group

                  Not Applicable.


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 052673100          Schedule 13G                     Page 5 of 5 Pages




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001



                                             By:  /s/ Roy G. Williams
                                                --------------------------------
                                                Roy G. Williams